Correspondence

Confidential Treatment Requested

   STEVEN B. BOEHM
   DIRECT LINE: 202.383.0176
   Internet: steven.boehm@sablaw.com

May 3, 2005

VIA FACSIMILE AND REGULAR MAIL

Ms. Yolanda Crittendon
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

      Re:     Cambridge Holdings, Ltd.,   File No. 000-12962

Dear Ms. Crittendon:

        On behalf of our client, Cambridge Holdings, Ltd. (“Cambridge” or the “Company”), this letter responds to your letter of February 17, 2005 (the “Staff’s letter”), and pursuant to our discussion yesterday, this letter supersedes and replaces the letter sent to you on behalf of the Company dated April 22, 2005. We have set forth your comments, followed by our responses below. Note that the responses to items 1, 3, and 4 are based on consultation with and the advice of A.J. Robbins, PC, Certified Public Accountants, the Company’s outside accounting firm. In addition, please note that confidential treatment is being requested with respect to the response to Comment No. 2.

    1.        Tell us how you considered the interpretive guidance in FR-72 with regards to including a discussion of the Company’s critical accounting policies; the judgments and uncertainties affecting the application of those policies; and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. For example, we note no discussion of the judgments and estimates required in your accounting for investments or impairments on long lived assets. Please explain.

Confidential Treatment Requested

Ms. Yolanda Crittendon
May 3, 2005

        Based upon a review of the Company’s filings and consideration of the interpretive guidance of FR-72, we concur that additional focused disclosure of the Company’s critical accounting policies within the Management Discussion & Analysis of Form 10-KSB would be preferable. Our proposed disclosure to be contained in such reports is as follows:

Critical Accounting Policies

Our financial position, results of operations and cash flows are impacted by the accounting policies we have adopted. In order to obtain a full understanding of our financial statements, one must have a clear understanding of the accounting policies employed. A summary of our critical accounting policies follows:

Investments

We classify our investments as either available-for-sale or held-to-maturity. Available-for-sale securities are reported at their fair value, which is determined by obtaining quoted market prices. Unrealized gains and losses on available-for-sale securities are included in other comprehensive income and excluded from earnings. Realized gains and losses and declines in fair value judged to be other than temporary are included in earnings. The fair value of financial instruments is discussed in more detail in the Notes to Financial Statements included in Item 7 of this report.

Long-Lived Assets

Our property and equipment is recorded at cost. Depreciation of the assets is recorded on the straight-line basis over the estimated useful lives of the assets. Dispositions of property and equipment are recorded in the period of disposition and any resulting gains or losses are charged to income or expense when the disposal occurs. The carrying value of our long-lived assets is periodically reviewed to determine that such carrying amounts are not in excess of estimated market value.

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Revenue Recognition

Our revenues are recognized when rental revenues or property sales are complete or upon the completion of sales of securities. The Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition” provides guidance on the application of generally accepted accounting principles to select revenue recognition issues. We concluded that our revenue recognition policy is appropriate and in accordance with SAB No. 104.

Confidential Treatment Requested

Ms. Yolanda Crittendon
May 3, 2005

Stock-based compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” defines a fair-value-based method of accounting for stock-based employee compensation plans and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. We have chosen to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB No. 25), “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, employee compensation cost for stock options is measured as the excess, if any, of the estimated fair value of our stock at the date of the grant over the amount an employee must pay to acquire the stock.

Transactions in which we issue stock-based compensation for goods or services received from non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. We often utilize pricing models in determining the fair values of options and warrants issued as stock-based compensations to non-employees. These pricing models utilize the market price of our common stock and the exercise price of the option or warrant, as well as time value and volatility factors underlying the positions.

In December 2004, the FASB issued SFAS No. 123 (R) “Share-Based Payment,” which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for and recognized in the statement of income based on their fair value. SFAS No. 123 (R), will be effective for public companies that file as small business issuers as of the first interim or annual reporting period that begins after December 15, 2005. We are evaluating the provisions of this standard, but depending upon the number and terms of options that may be granted in future periods, the implementation of this standard could have a material impact on our financial position and results of operations.

        If the foregoing disclosure is acceptable and responsive to your comment, we will amend our Form 10-KSB to include such disclosure.

             2.        [Redacted — Confidential Treatment Requested]

             3.        We note that your investment in A4S Technologies is classified as investment securities – available for sale. Considering A4S is a privately-held company, tell us how you considered the scope of requirements of paragraph 3 of SFAS 115 in classifying this investment as an available for sale security. Also tell us how you considered the requirements of AFB 18 in accounting for this investment.

Confidential Treatment Requested

Ms. Yolanda Crittendon
May 3, 2005

        The cost of the A4S investment that has been included with, “investment securities – available for sale,” on the Company’s balance sheet totals $125,000. This classification was done primarily on the basis of materiality of presentation amounts. The A4S investment cost amount represents approximately 3% of total “investment securities – available for sale,” and approximately 2.6% of total assets. The Company does not believe that the inclusion of this $125,000 private company investment, within this approximate $3.9 million financial statement line item is misrepresentative to readers and users of the financial statements.

        The Company’s equity investment in A4S represents a total of 345,938 common shares out of the total of 2,711,951 common shares outstanding. This represents approximately 12.76% of the outstanding common shares of A4S. APB 18, paragraph 18, provides that in determining an investor’s voting stock interest for applying the equity method of accounting for such investment, “Potential voting privileges that may become available to holders of securities of an investee shall be disregarded.” Even if the additional 140,416 common shares (representing an additional 5.2% stake) owned by Gregory Pusey, an affiliate, are included, the total owned is less than the 20% threshold needed to presume the ability to control. Accordingly, the Company believes that the provisions of APB 18 are not considered applicable.

             4.        In a supplemental response, tell us how you considered FIN 46(R) relating to your investment in A4S Technologies. Provide us your analysis under FIN 46 that supports you conclusions and clarify the manner in which you assessed materially. Explain how you factored into your analysis any related party interests and the convertible notes due from A4S. Also, tell us if you have any other investments that you considered for the application of FIN 46(R).

        As part of the Company’s procedures in preparing and filing its quarterly and annual financial statements, it does consider the implications and requirements of FIN 46(R) for all of its material items. The Company has determined that the provisions of FIN 46(R) are not applicable to the A4S investment accounting. The following factors were reviewed and considered relative to the A4S investment in particular:

1.	The total investment owned directly by the Company in A4S is 12.7% of the common stock and including the affiliated ownership of Gregory Pusey in that total, only

Confidential Treatment Requested

Ms. Yolanda Crittendon
May 3, 2005

increases it by approximately 5.2% to a total of 17.9%. For the periods under consideration, if all convertible rights were converted in A4S, the Company’s ownership would increase to approximately 18.3% and the affiliate holdings of Gregory Pusey would serve to add an additional approximate 5.4% to that total.

2.	Other than the common stock and convertible debt and option rights, there are no guarantees, put arrangements, or similar obligations relative to Cambridge’s investment in A4S.

3.	There are no forward contracts, lease arrangements or service contracts that would impact consideration.

4.	Equity investment in A4S exceeded $1.5 million at December 31, 2004. The majority of such investment has been utilized to develop the proprietary patent pending software and technology that is currently estimated to have value in excess of several million dollars and began generating revenues in 2003-2004, with substantial revenues anticipated in 2005.

5.	Because of the structure of historical investments being mixed between common stock, convertible notes and other equity rights, the equity investors as a group in A4S do have the controlling financial interest in A4S.

6.	The convertible note obligation invested into A4S by Cambridge, as well as other holders, are convertible into A4S equity at the option of the holders. However, there is no right of participation in the net income or loss of A4S by the note holders, other than through their elective conversion rights. The convertible notes have a fixed rate of interest. Based upon recent analysis of the value of the A4S entity as determined based upon a letter of intent for a public offering of A4S equity, the entity value of

Confidential Treatment Requested

Ms. Yolanda Crittendon
May 3, 2005

A4S approximates $20 million. Total convertible debt outstanding is approximately than $3.5, or less than 20% of the entity value.

        As requested in the Staff’s letter, the Company acknowledges the following: (i) that it is responsible for the adequacy and accuracy of the disclosures in its filing; (ii) that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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        The Company requests that the information provided in response to Comment No. 2 (the “Information”), which is underlined, be treated as confidential and non-public under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552), and all applicable regulations adopted by the Securities and Exchange Commission (including 17 C.F.R. § 200.83 (d)(1)). The Company also requests that it receive notification and an opportunity to contest disclosure if the Information is the subject of FOIA request. The address and telephone number for any such notification are:

Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, DC 20004-2415 (202) 383-0176

        Further, if the Commission determines that confidential treatment is not warranted with respect to the Information, the Company respectfully requests ten (10) days notice to any intended release so that the Company may, if deemed necessary or appropriate, pursue any available remedies.

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Confidential Treatment Requested

Ms. Yolanda Crittendon
May 3, 2005

        If you have any questions or require any additional information, please do not hesitate to the foregoing at (202) 383-0176.

Sincerely, /s/ Steven B. Boehm Steven B. Boehm

cc:	Mr. Gregory Pusey Adam Agron, Esq./Brownstein Hyatt & Farber, P.C. FOIA Officer